VIA EDGAR

April 20, 2012

Securities and Exchange Commission
100 F. Street, N.E.
Washington, DC 20549
Attn: Mr. James O'Connor

Re:	Application for Withdrawal of Pre-Effective Amendment to Registration Statement
Arden Sage Multi-Strategy Fund, L.L.C.
File Nos. 333-154909 and 811-21778

Ladies and Gentlemen:

Arden Sage Multi-Strategy Fund, L.L.C. (the “Fund”), a Delaware limited liability company, hereby applies, pursuant to Rule 477(a) under the Securities Act of 1933, as amended (the "Securities Act"), to withdraw the pre-effective amendment No.1 to its registration statement on Form N-2 (File Nos. 333-154909 and 811-21778) (the "Pre-Effective Amendment") filed on March 2, 2012 under the Securities Act and the Investment Company Act of 1940, as amended.  The Pre-Effective Amendment was inadvertently filed under an incorrect Securities Act file number.

If you have any questions concerning the foregoing, please contact George M. Silfen, Esq. of Schulte Roth & Zabel LLP, counsel to the Fund, at (212) 756-2131.

Very truly yours,

Arden Sage Multi-Strategy Fund, L.L.C.

By:	/s/ Craig Krawiec
Name: Title:	Craig Krawiec President